December 7, 2016

VIA EDGAR

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corp.
Registration Statement on Form S-1
Filed October 21, 2016
File No. 333-214199

Dear Ladies and Gentlemen:

On behalf of RXi Pharmaceuticals Corp. (“RXi” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on November 30, 2016 (the “Registration Statement”) contained in your letter dated December 5, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the comments in the Comment Letter. For your convenience, we have set out the text in bold of the sole comment from the Comment Letter followed by our response.

Exhibits

1.	We refer to Exhibit 5.1. Please have counsel revise to opine on the legality of the Class A and Class B units.

Response: We have considered the Staff’s request to include an opinion as to the legality of the Class A and Class B Units referred to in the prospectus (jointly, the “Units”), including considering the guidance contained in Staff Legal Bulletin No. 19 (“SLB 19”). Following this review, we respectfully submit that no opinion should be required, as the Units are not securities.

As disclosed in the prospectus, the Class A Units consist solely of common stock and warrants, while the Class B Units consist solely of preferred stock, warrants, and common stock underlying the preferred stock. There is no separate instrument defining the rights of the Units as they have no stand-alone rights. The Units are not certificated and will not be issued as a stand-alone security. As noted on the cover page of the prospectus, “The Class A Units and Class B Units will not be certificated and the shares of common stock, Series B Convertible Preferred Stock and warrants comprising such units are immediately separable and will be issued separately in this offering.”

The use of the term “unit” in the prospectus is solely intended to convey that the common stock-and-warrant combination (with respect to the Class A Units) and the preferred stock-and-warrant combination (with respect to the Class B Units) will be offered together and sold in fixed ratios. Purchasers in the offering only have the right to purchase a combination of a share of common or preferred stock and a warrant, and not other combinations of the offered securities, such as common stock with no warrants, or just warrants with no common stock. Thus, the term “unit” is simply being used as a convenience to refer to the bundling of the component securities that will be offered and sold in fixed ratios.

In looking at the guidance in SLB 19 regarding legal opinions for unit offerings, the Staff notes that, “[t]he Division has traditionally asked for a binding obligation opinion with respect to the legality of the units.” In this case, there is no instrument or agreement defining rights of the Units themselves, as the Units are just the component parts and nothing more. Thus, we respectfully submit that it would not be possible to render a legal opinion on the legality or enforceability of a right or instrument that does not exist. SLB 19 goes on to note that in some instances, the Division may accept an opinion to the effect that the units are legally issued, fully paid and non-assessable (as determined under applicable state law). However, given that the units are not equity securities under Delaware law, there is no statutory framework to apply to their issuance and thus no framework against which to render a legal opinion.

In speaking with the Staff regarding this comment, we understand that the inclusion of the Class A Units and Class B Unit on the fee table for the Registration Statement may have unintentionally conveyed the issuer’s view that the Units were in fact separate securities being offered under the prospectus. To the extent that the Staff concurs that no opinion should be required in this context, we would intend to file a pre-effective amendment with a revised fee table that omits any reference to the Units and instead refers solely to the offered securities underlying the Units.

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If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (415) 393-8373.

Very truly yours,

/s/ Ryan A. Murr

Ryan A. Murr

Enclosures

cc:	Geert Cauwenbergh, Dr. Med. Sc., RXi Pharmaceuticals Corporation